Exhibit 21

Subsidiaries

Subsidiary Name and Name Under Which Business is Conducted	Jurisdiction of Incorporation or Organization
Deltagen Protemics, Inc.	Delaware

XenoPharm, Inc.	Delaware

Deltagen Research Laboratories, L.L.C.	Delaware

Deltagen Europe, S.A.	France

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